EXHIBIT 12.1
American Medical Systems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
for the Quarter Ended April 1, 2006 and April 2, 2005 and for the Fiscal Years 2005, 2004, 2003, 2002 and 2001
(Unaudited)

	Quarter Ended		Year Ended
	Apr. 1, 2006	Apr. 2, 2005	Dec. 31, 2005	Jan. 1, 2005	Jan. 3, 2004	Dec. 28, 2002	Dec. 29, 2001

Income before income taxes	$18,496	$17,486	$66,225	$16,903	$44,089	$40,616	$12,402

Fixed charges:
Interest expense	$96	$55	$217	$783	$1,828	$2,758	$3,813
Imputed interest on leases	67	63	259	240	264	168	240

Total Fixed Charges	$163	$118	$476	$1,023	$2,092	$2,926	$4,053

Income before income taxes and fixed charges	18,659	17,604	66,701	17,926	46,181	43,542	16,455

Ratio of Earnings to Fixed Charges	114.2	148.7	140.1	17.5	22.1	14.9	4.1